

August 24, 2015

<u>Via E-mail</u>
Mr. Peter Marone
Chief Executive Officer
Yamana Gold, Inc.
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3

Re: **Yamana Gold, Inc.**
            Form 40-F for the Year Ended December 31, 2014
            Filed March 27, 2015
            File No. 001-31880

Dear Mr. Marone:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining